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                                                             Exhibit 99(a)(5)(x)

ORIGINAL

                             Cause No. 17 191547 02

JIM ROBBINS, On Behalf of Himself and All  ss           IN THE DISTRICT COURT OF
Others Similarly Situated,                 ss
                                           ss
                                Plaintiff, ss
                                           ss
        vs.                                ss
                                           ss
TRAVELOCITY, KATHY MISUNAS, SAM            ss           TARRANT COUNTY, TEXAS
GILLILAND, PAUL C. ELY, JR., GLENN W.      ss
MARSCHEL, JR., TERRELL B. JONES,           ss
JAMES J. HORNTHAL, JEFFREY M.              ss
JACKSON, WILLIAM J. HANNIGAN and           ss
FRANK WILLIAM CONNER,                      ss
                                           ss
                              Defendants.  ss           ______JUDICIAL DISTRICT

================================================================================

                          PLAINTIFF'S ORIGINAL PETITION
================================================================================

                                                          [ILLEGIBLE STAMP MARK]

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      Plaintiff, by his attorneys, alleges as follows:

                              SUMMARY OF THE ACTION

      1. Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this Rule due to the complexity of this case.

      2. This is a stockholder class action brought by plaintiff on behalf of the holders of Travelocity.com Inc. ("Travelocity" or the "Company") common stock against Travelocity and its directors arising out of defendants' efforts to complete the sale of Travelocity to SABRE Holdings Corporation (the "Acquisition") at a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders. This action seeks equitable relief only.

      3. Travelocity provides consumer-direct travel reservation services and travel content on the Internet. The Company offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels, and cruises. Travelocity also provides access to travel information, merchandise, news and customer service. In pursuing the unlawful plan to cash out Travelocity's public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing.

      4. In fact, instead of attempting to obtain the highest price reasonably available for Travelocity for its shareholders, the individual defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of SABRE Holdings Corporation ("SABRE Holdings"). In fact, the Board is dominated by SABRE Holdings' own Board and management team, including Mr. Hannigan, the Company's Chairman and who is also SABRE Holdings' Chairman, President and CEO.

      5. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Travelocity to one buying group, and one buying group only, on terms preferential to SABRE Holdings and to subvert the interests of plaintiff and the other public stockholders of Travelocity.


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 1
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                             JURISDICTION AND VENUE

      6. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Texas. Certain of the defendants are citizens of Texas, including Travelocity which has its principal place of business in the State of Texas. Likewise, certain of the individual defendants, including defendants Jones and Hannigan are citizens of Texas. The amount in controversy of plaintiffs claim exclusive of interest and costs is less than $75,000 as this action seeks equitable relief only. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                     PARTIES

      7. Plaintiff Jim Robbins is, and at all times relevant hereto was, a shareholder of Travelocity and is a citizen of California.

      8. Defendant Travelocity is a corporation with its principal place of business located at 15100 Trinity Blvd., Fort Worth, TX 76155. Travelocity provides consumer-direct travel reservation services and travel content on the Internet. The Company offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels and cruises.

      9. Defendant Kathy Misunas ("Misunas") is a director of the Company.

      10. Defendant Sam Gilliland ("Gilliland") is a director of the Company and is also the Chief Marketing Officer of SABRE Holdings.

      11. Defendant Paul C. Ely, Jr. ("Ely") is a director of the Company and is also a director of SABRE Holdings.

      12. Defendant Glenn W. Marschel, Jr. ("Marschel") is a director of the Company and is also a director of SABRE Holdings.

      13. Defendant Terrell B. Jones ("Jones") is a director, President and CEO of the Company.

      14. Defendant James J. Hornthal ("Hornthal") is a director of the Company.

      15. Defendant Jeffrey M. Jackson ("Jackson") is a director and Chairman of the Company and is also the Executive Vice President, Chief Financial Officer and Treasurer of SABRE Holdings.


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 2
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      16. Defendant William J. Hannigan ("Hannigan") is a director of the
Company and is also the Chairman, President and CEO of SABRE Holdings.

      17. Defendant Frank William Conner ("Conner") is a director of the
Company.

      18. The defendants named above in paragraphs 9-17 are sometimes collectively referred to herein as the "Individual Defendants."

DEFENDANTS' FIDUCIARY DUTIES

      19. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

            (a) adversely affects the value provided to the corporation's shareholders;

            (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

            (c) contractually prohibits them from complying with their fiduciary duties;

            (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

            (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

      20. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Travelocity, are obligated to refrain from:

            (a) participating in any transaction where the directors' or officers' loyalties are divided;

            (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 3
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            (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

      21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Travelocity, including their duties of loyalty, good faith and independence, insofar us they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

      22. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

      23. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 42 of the Texas Rules of Civil Procedure on behalf of all holders of Travelocity stock who are being and will be harmed by defendants actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

      24. This action is properly maintainable as a class action.

      25. The Class is so numerous that joinder of all members is impracticable. According to Travelocity's Securities and Exchange Commission ("SEC") filings, there were more than 49.9 million shares of Travelocity common stock outstanding as of November 1, 2001.

      26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, INTER ALIA, the following:

            (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 4
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            (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

            (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

            (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Travelocity;

            (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

            (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

            (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

      27. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

      28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

      29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

      30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

      31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 5
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                     BACKGROUND TO THE PROPOSED ACQUISITION

      32. Travelocity provides consumer-direct travel reservation services and travel content on the Internet. The Company offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels, and cruises. Travelocity also provides access to travel information, merchandise, news, and customer service.

      33. On February 19, 2002, the Company issued a press release entitled, "Travelocity Receives Notification of An Unsolicited Buyout Proposal from SABRE." The press release stated in part:

      Travelocity.com Inc. today announced that Sabre Holdings Corporation and its affiliates (collectively "Sabre") on Monday evening had stated its intention to make an unsolicited offer to purchase the shares of Travelocity common stock that Sabre does not already own for $23.00 per share, payable in cash. Sabre is the controlling stockholder of Travelocity through Sabre's beneficial ownership of approximately 70% of Travelocity's equity securities. Sabre's proposed offer price compares with Travelocity's trailing 30- and 60-day average closing prices of $22.31 and $24.30, respectively.

      Sabre stated its intention to launch its formal tender offer on or soon after March 5. 2002. The offer is expected to be conditioned on Sabre's ownership interest in Travelocity reaching at least 90%, enough to allow Sabre to effectuate a short-form merger. As of December 31, 2001, there were approximately 50 million shares of Travelocity common stock outstanding (assuming conversion of Travelocity's Class A common stock owned by Sabre), of which approximately 15 million were owned by holders other than Sabre.

      In response to this action by Sabre, the Travelocity Board of Directors has formed a special committee comprised of independent and outside directors to review and evaluate Travelocity's options and make recommendations to the Board. The committee met Monday night and appointed Salomon Smith Barney as its financial advisor and Locke Liddell & Sapp LLP as its legal counsel to assist the committee in its review and evaluation.

                                  SELF-DEALING

      34. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following:

            (a) The $23 per share price offered to the public shareholders is inadequate; and

            (b) The realizable value from growth and a recovery of the Company's historic performance is far in excess of $23 per share. The $23 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where Travelocity stock was traded in prior months.


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 6
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      35. THE ACQUISITION PROPOSAL IS DESIGNED TO ESSENTIALLY FREEZE
TRAVELOCITY'S PUBLIC STOCKHOLDERS OUT OF A LARGE PORTION OF THE VALUABLE ASSETS WHICH HAVE PRODUCED, AND DEFENDANTS EXPECT WILL CONTINUE TO PRODUCE, SUBSTANTIAL REVENUE AND EARNINGS, and these assets are being sold for grossly inadequate consideration to SABRE Holdings.

      36. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company or benefit from the Company's soon to be released financial results, but rather will be cashed out of their Travelocity stock for just $23 per share.

      37. By reason of their positions with Travelocity and SABRE Holdings, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Travelocity, and especially the true value and expected increased future value of Travelocity and its assets, which they have not disclosed to Travelocity's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Travelocity's public shareholders.

      38. The proposed sale is wrongful, unfair and harmful to Travelocity's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Travelocity's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of SABRE Holdings on unfair and inadequate terms.

      39. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Travelocity's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

      40. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

      o Undertake an appropriate evaluation of Travelocity's worth as an acquisition candidate.


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 7
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      o     Act independently so that the interests of Travelocity's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

      o Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Travelocity's public stockholders.

      41. At least some of the Individual Defendants have also approved the Acquisition so that it transfers 100% of Travelocity's revenues and profits to SABRE Holdings thus all of Travelocity's operations will now accrue to the benefit of SABRE Holdings. By contrast, plaintiff and the Class will be frozen out of all of these revenues, earnings and profits.

                                     COUNT I

                      CLAIM FOR BREACH OF FIDUCIARY DUTIES

      42. Plaintiff repeats and realleges each allegation set forth herein.

      43. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Travelocity and have acted to put their personal interests ahead of the interests of Travelocity shareholders.

      44. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Travelocity.

      45. The Individual Defendants have violated their fiduciary duties by entering into a transaction with SABRE Holdings without regard to the fairness of the transaction to Travelocity shareholders. Defendant Travelocity directly breached and/or aided and abetted the other defendants breaches of fiduciary duties owed to plaintiff and the other holders of Travelocity stock.

      46. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their ditties of loyalty, good faith, candor and independence owed to the shareholders of Travelocity because, among other reasons:


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 8
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            (a) they failed to take steps to maximize the value of Travelocity to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Travelocity stock and to give SABRE Holdings an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

            (b) they failed to properly value Travelocity; and

            (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships or connection with the Acquisition.

      47. Because the Individual Defendants dominate and control the business and corporate affairs of Travelocity, and are in possession of private corporate information concerning Travelocity's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Travelocity which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

      48. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

      49. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Travelocity's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

      50. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Travelocity's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

      51. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.


PLAINTIFF'S ORIGINAL PETITION                                             PAGE 9
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      52. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Travelocity's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Travelocity's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

      53. Plaintiff and the members of the Class have no adequate remedy at law Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                                PRAYER FOR RELIEF

      WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

      A. Declaring that this action is properly maintainable as a class action;

      B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

      C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

      D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Travelocity's shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

      E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

      F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;


PLAINTIFF'S ORIGINAL PETITION                                            PAGE 10
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      G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

      H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: February 2l, 2002

                                                 STANLEY, MANDEL & IOLA, L.L.P.
                                                 MARC R. STANLEY
                                                 Texas State Bar No. 19046500
                                                 ROGER L. MANDEL
                                                 Texas State Bar No. 12891750


                                                 /s/ MARC R. STANLEY
                                                 -------------------------------
                                                     MARC R. STANLEY

                                                 3100 Monticello Avenue
                                                 Suite 750
                                                 Dallas, TX 75205
                                                 Telephone: 214/443-4300
                                                 Facsimile: 214/443-0358

                                                 Attorneys for Plaintiff


PLAINTIFF'S ORIGINAL PETITION                                            PAGE 11